June 10, 2025

Chak Lam Wong
Chief Executive Officer
KWF Group Holding Limited
Office D, 22/F, Tower A, Capital Tower
No. 38 Wai Yip Street
Kowloon, Hong Kong

       Re: KWF Group Holding Limited
           Draft Registration Statement on Form F-1
           Submitted May 14, 2025
           CIK No. 0002068224
Dear Chak Lam Wong:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note your disclosure on the cover page and elsewhere that the Class A shares are entitled to 1 vote per share and the Class B shares will be entitled to 20 votes per share and that in no event will the Class B shares be convertible into Class A shares.
       However, you disclose on page 42 that the conversion of Class B shares may have an impact on holders of Class A shares including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if any holder of the Class B Ordinary Shares retains their shares. Please reconcile these conflicting disclosures, or advise. Please also disclose any transfer restrictions or sunset provisions that limit the lifespan of the Class B shares; whether the death of a
 June 10, 2025
Page 2

       Class B shareholder or intra-family transfers of these shares would require conversion of the Class B shares; and how the company would determine whether more than 50%
       of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

Summary of Risk Factors, page 7

2. For each summary risk factor relating to your China specific risks, please provide cross-references to the more detailed discussion of these risks in the prospectus.
Risks Factors
Risks Related to Our Business and Industry
Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us, page 31

3. We note your disclosure that you do not guarantee the accuracy and completeness of information contained in this registration statement that has been derived from GIH's commissioned industry report or any third-party publications. As it is not appropriate for you to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence specifically confirming that you are responsible for all disclosures in the registration statement.
Risks Related to Our Initial Public Offering and Ownership of Our Class A Ordinary Shares
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses., page 46

4. We note the statement that "we would lose our foreign private issuer status if ... more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the U.S." Please reconcile with the definition of foreign private issuer in Rule 405 of Regulation C, which includes the requirement that more than 50 percent of the outstanding voting securities of the issuer are directly or indirectly owned of record by residents of the United States.
Use of Proceeds, page 51

5. We note your disclosure that if an unforeseen event occurs or business conditions change, you may use the proceeds of this offering differently than as described in this prospectus. Please revise to explain what types of business conditions or events could cause you to change your use of proceeds.
Business, page 70

6. Please describe your public and private sector projects in greater detail. For example, disclose the type of projects and the expected completion date for your material projects and any material risks associated with these projects. Enforceability of Civil Liabilities, page 112

7. Please revise this section to discuss more specifically the limitations on investors being able to effect service of process in Hong Kong, and cost and time constraints
 June 10, 2025
Page 3

       associated with effecting service of process or enforcement of judgments in Hong
       Kong. Additionally, please identify each officer and director located in China or Hong
       Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
Notes to Consolidated Financial Statements
Note 11. Shareholders' Equity, page F-26

8. We note your disclosure on page F-28 that the US$513,084 dividend declared by Kam
       Wing Fung on February 28, 2025 was used to offset amounts due from the director and principal shareholder, Mr. Chak Lam Wong. Please revise to more clearly disclose here and in Note 10 the nature of all transactional events involving amounts due from Mr. Wong.
Note 13. Segment Reporting, page F-29

9. Please revise your disclosure to fully conform to the requirements of ASC 280-10-50-
       22 thru 50-26, as applicable.
Exhibits

10. We note your disclosure on page 29 that one customer accounted for 65.7% of revenues for the year ended February 28, 2025. Please file any material contract with such customer or provide your analysis as to why you are not substantially dependent upon the agreement, as required by Item 601(b)(10) of Regulation S-K.
11. We note that you engaged GIH to prepare a commissioned industry report analyzing the Hong Kong construction industry and the information in the Industry Overview was derived from that report. Please file a consent from GIH. Please see Securities
       Act Rule 436 and Question 233.02 of the Securities Act Rules Compliance and
       Disclosure Interpretations.
General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.
13. Please revise to reconcile the disclosures regarding whether you intend to rely upon the Nasdaq corporate governance rules applicable to foreign private issuers. In this regard we note the disclosure on the cover page that if you are no longer a foreign private issuer, you plan on relying on the controlled company exemptions. which implies you intend to rely on the foreign private issuer exemptions. However, the disclosure on pages 40 and 86 state that you do not plan on relying on home country practice with respect to the corporate governance rules.
 June 10, 2025
Page 4

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Jeffrey Yeung, Esq.